Exhibit (a)(4)

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF TRUST

OF

MAN DIVERSIFIED INCOME FUND

This Certificate of Amendment of Man Diversified Income Fund (the “Trust”), is being duly executed and filed by the undersigned trustee to amend the certificate of trust of a statutory trust formed under the Delaware Statutory Trust Act (12 Del. C. § 3801 et seq.) (the “Act”).

1. Name. The name of the statutory trust amended hereby is Man Diversified Income Fund.

2. Amendment of Trust. The Certificate of Trust of the Trust is hereby amended by changing the name of the Trust to Man Alternative Income Fund.

3. Effective Date. This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned trustee of the Trust has executed this Certificate of Amendment in accordance with Section 3811(a)(2) of the Act.

/s/ Lisa Muñoz
Name: Lisa Muñoz
Title: Initial Trustee